UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: August 17, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary

METAL STORM LIMITED ACN 064 270 006 Metal Storm Inc. awarded contract by US Naval Surface Warfare Center, Dahlgren
Division
Metal Storm Stacked Projectile technology to be delivered to U.S. Navy for testing
Brisbane, AUSTRALIA — 16 August 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
Further to the company’s previous market release on 6 August 2007, Metal Storm Limited advised today that Metal Storm Incorporated (MSI) had announced it has been awarded a sole source contract by the Naval Surface Warfare Center, Dahlgren Division (NSWCDD) for the purchase of a four barrel 40mm weapons pod and associated spares for testing. The NSWC Dahlgren Platform Integration Division integrates advanced technologies for multi-service customers, including programs of record, rapid prototyping, and operational experimentation. The Metal Storm system capabilities will be tested for suitability and potential for future certification testing and application for deployment.
Under the terms of the contract, MSI will deliver Qty 1 4 barrel 40mm Weapon Pod Assembly, Qty 1 Electronic Fire Control Unit and Qty 3 40mm 4042 Weapon Assemblies. The contract is valued at USD$63,864 with delivery to occur on or before 31 October, 2007.
About Metal Storm Incorporated
Metal Storm Incorporated is an engineering services company, licensed to sell Metal Storm Limited Stacked Projectile Electronic Ballistics Technology and products within the United States defense and homeland security markets.
Notes:
 Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia
Dr Lee Finniear — Chief Executive Officer — Ph: +61 7 3123 4700
USA
Peter Faulkner — SVP US Operations — Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED
ACN 064 270 006

CEO BULLETIN
Brisbane, AUSTRALIA — 17 August 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
All,
This CEO Bulletin has been delayed pending approval from the Singapore Government for the Singapore test firing videos to be released. As we are still awaiting this I decided to move forward with some interim updates.
This CEO Bulletin will cover the following:
•	NEXT — the second part of the Metal Storm Strategic Plan

•	Singapore Test Firings — an overview
By the end of August I will release a second Bulletin covering:
•	US Contracts — recent wins and an update on current contract progress and opportunities for future sales of Metal Storm technology in the U.S. military marketplace.

•	Marketing Plans

•	Operations Update
On or before September 8th I also intend to release the first video footage of the Singapore Test Firings.
INTRODUCTION
Metal Storm is now in good shape. Our technical team has proven their worth in the recent test firings in Singapore — easily passing the technical milestones we set last year to complete fully functional prototypes of RedbackTM, 3GL and munitions by 30 June. We also exceeded our financial milestones with over AU$20.7M in cash holdings on 30 June compared to our original target of AU$19.5M.
Credibility is earned by organisations that do what they say they will do. Metal Storm has done exactly this by exceeding all its targets for 30th June 2007. On behalf of the Board and our community of investors, I would like to congratulate the Metal Storm employees on this achievement.
The firings also demonstrate the success of the company’s strategy to internalise all aspects of technical development by recruiting and expanding the technical team. The company now has the human resources to support the NEXT phase of the strategic plan, and to take advantage of any opportunities to integrate our technology onto customer platforms.
With these targets completed the company is now actively pursuing its NEXT strategy.

NEXT — METAL STORM STRATEGIC PLAN
When I arrived at Metal Storm I put into place a simple strategic framework called NOW — NEXT — AFTER NEXT
The NOW Phase was for the period up to June 30 2007. The objective was to meet the performance and financial requirements of the agreement with the Convertible Note Holders, including the demonstration of fully functional prototypes of 3GL, RedbackTM and 40mm munitions. The company has successfully completed the NOW phase and we are now embarking on NEXT.
During NEXT, the Company must maintain a needle-sharp focus on weapons commercialisation and contract acquisition. At the forefront of the NEXT Phase are the following objectives:
Branded Products:
•	Taking the 3GL, 40mm pods such as RedbackTM and 40mm munitions from prototype to field demonstration standard with sufficient laboratory and field testing to support interim certification.

•	Getting weapons into the hands of potential customers for demonstrations and early trials.

•	Finalising partner agreements for weapons and munitions manufacture.

•	Pursuing one or more significant advance orders.
Configured Component Systems
•	Continuing to secure and complete contracts for the US Military.

•	Diversifying our customer base by pursing contracts with non-US military forces.

•	Integrating our weapons systems in variety of applications including the arming of unmanned aerial (UAV) and ground vehicles (UGV).
Research & Development
•	Continuing development of high velocity 40mm grenade systems by integrating a high velocity Metal Storm tail with off the shelf (COTS) 40mm grenade warheads.

•	Further developing the 18mm (12 gauge) calibre weapons system, following the recent successes with the bench prototype of the 18mm MAUL under-slung mini grenade launcher.
This is consistent with the advice I gave at the AGM. With the majority of our efforts focused on 3GL, RedbackTM and munitions, this provides the fastest track we have to weapons commercialization. I look forward to keeping you informed of our progress.
SINGAPORE TEST FIRING OVERVIEW
The test firings were the most significant in Metal Storm’s history, and took place at the Bukit Timah range with the full support of our partners Singapore Technologies Kinetics (STK) and Electro Optic Systems (EOS). The firings were a great success. The Company had three objectives for the tests:
(i)	to pass the performance covenants with its convertible note holders,

(ii)	to gather substantial data on the performance of RedbackTM, 3GL and 40mm munitions to further refine the weapons toward commercialization; and

(iii)	to conduct a series of tests to demonstrate the potential of Metal Storm technology to intercept incoming rocket propelled grenades (RPG), as part of a contract deliverable.
We succeeded in meeting all three objectives. The tests covered a 4 week period and were completed ahead of time on 21st June, 2007.

Munitions
Munitions testing was a pre-requisite for all weapons tests. 40mm STK warheads with Metal Storm tailpieces were fired from the proven tri-mount bench test unit with three 4 shot 501 guns. (These guns are the same as those used in RedbackTM). Firings took place in sequence, first with inert rounds, then with fuses only, then spitback (detonators) only, and then with full High Explosive (HE), Enhanced Blast Thermobaric (EBX) and Air Burst (AB) warheads. Over 200 rounds were fired at the test range, Doppler radar measured muzzle velocity whilst high speed and conventional video monitored ballistics, accuracy, stability and terminal effect.
Right: Rene Rosales prepares HE, EBX and LV Airburst grenades for firing.
RedbackTM
With the munitions testing completed, RedbackTM was demonstrated with High Explosive (HE), Enhanced Blast and EBX airburst warheads. Initially single shots were fired from each barrel. Then tests were carried out with single shots on multiple designated targets, then multiple shots onto multiple targets. Tests occurred both in the tunnel and also at an outdoor facility for longer ranges.
Above: RedbackTM being prepared for HE & airburst trials. Note the lower barrel has been replaced with a safety tether to permit autonomous slewing to target on the test range.
The tests proved that RedbackTM has been developed to a standard sufficient to meet all our covenants and that it will be an impressive addition to an arsenal once deployed. The data gathered from the test firings is now being used to further enhance the designs of the gymbal, fire control system software and the Metal Storm weapons pod.
Video on the RedbackTM test firing using HE, EBX and airburst warheads will be released prior to September 8th.
3GL Three Shot Grenade Launcher
The 3GL three shot grenade launcher was tested in the third week. The Test Plan required the firing of single, dual and 3 shot stacked sequences, using inert, spit-back, HE and Enhanced Blast Thermobaric (EBX) warheads.

Each weapon used was a fully integrated stand-alone weapon with on-board fire control system, battery power and display. For most tests the weapon was mounted to a bench, and fired by pulling a rope attached to the trigger.
Importantly, two of the weapons were also shoulder fired using inert rounds, demonstrating the weapon is capable of being man-fired.
Above: 3GL mounted on a standalone shoulder stock, on a rig for test firing. Note the rope used to activate the trigger — proving the weapon is fully integrated for the firing tests.
Above: the 3GL mounted on a SAR 21 Bullpup Assault rifle using a picatinny rail. Note the ergonomics of the trigger assembly in conjunction with the rifle itself.

Anti-RPG Testing
Automatically recognising and defeating an attack by an incoming Rocket Propelled Grenade (RPG) is an important enhancement intended for RedbackTM .
The aim of the anti-RPG trials were to test the potential to intercept an incoming Rocket Propelled Grenade using multiple airburst warheads munitions with sufficient fragmentation and blast pressure to disrupt the flight path and/or reduce the effectiveness of the RPG warhead
The tests were carried out using rocket engine powered simulated RPGs travelling along a 100 metre wire at up to 300m/s (675mph) toward the RedbackTM Metal Storm weapon. For each test the weapon fired 2 airburst warheads which detonated 30 metres out from the muzzle.
Right: Joe Cronin prepares the simulated RPG for launch using an electronic ignition system.
Above: The dummy RPG in mid-flight at over 600mph towards the RedbackTM weapon system.
Above : Fragmentation and blast testing: Two warheads in flight approximately 1 metre apart, the first explodes, the second (seen as a streak to the right of the explosion) is about to detonate. A static RPG dummy experiences multiple penetrations and blast effects.

The most important outcome of these tests was that Metal Storm was able to successfully intercept a simulated RPG inbound at over 600mph using 2 airburst grenades, such that the fragmentation and blast effects impacted the RPG.
Above: Video screen capture showing two simultaneous airburst warheads exploding as they intercept the simulated RPG.
This particular test series will be elaborated upon significantly when video footage is released. It is a significant step toward RedbackTM being capable of performing in an anti-RPG role.
I look forward to providing further CEO Bulletin updates shortly.
Lee Finniear
17th August, 2007
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.